FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the meeting of Cosan S.A. Indústria e Comércio’s Board of Directors held on April 27, 2010

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayers’ ID (CNPJ): 50.746.577/0001-15
Company Registry (NIRE): 35.300.177. 045
minutes of the board of directors’ meeting
held on April 27, 2010

1.           Date, Time and Venue: Held on April 27, 2010, at 11:00 a.m., at the Company’s headquarters at Avenida Juscelino Kubitschek, 1726, 6º andar, in the city and state of São Paulo.

2.           attendance:    All members of the Company’s Board of Directors, namely: Rubens Ometto Silveira Mello, Chairman, Pedro Isamu Mizutani, Vice-Chairman, Burkhard Otto Cordes, Marcelo Eduardo Martins, Serge Varsano (by proxy Rubens Ometto Silveira Mello) Maílson Ferreira da Nóbrega, Marcelo de Souza Scarcela Portela, Pedro Luiz Cerize and Roberto de Rezende Barbosa, Board members. All members attended the meeting via conference call, in accordance with paragraph 2 of Article 20 of the Company’s Bylaws.

3.           Call notice:  the call notice was waived due to the attendance of all Board members.

4.           Presiding:  Chairman: Rubens Ometto Silveira Mello; Secretary: Augusto Assis Cruz Neto.

5.           Agenda:  The Chairman announced that the present meeting was called to decide on the following matters: pursuant to Articles 26 and 27 of the Bylaws, to authorize the Company and its subsidiaries Cosan Paraguaçu S.A., Cosan S.A. Açúcar e Álcool, Cosan Centroeste S.A. Açúcar e Álcool, Cosan Alimentos S.A. and Nova América S.A.Industrial Caarapó, and any other affiliated company not mentioned herein, to take part and vote on the Extraordinary Shareholders’ Meeting of the association to which they are affiliated, CTC –Centro de Tecnologia Canavieira (Sugarcane Producers Technology Center), to be held on April 28, 2010.

6.           Resolutions:  The meeting was installed and, after discussing the matters on the agenda, the Board Members unanimously and with no restrictions resolved to authorize the Company and said affiliated companies to take part on the Extraordinary Shareholders’ Meeting of the association to which they are affiliated, CTC – Centro de Tecnologia Canavieira, to be held on April 28, 2010, with the following agenda: “amendment of Article 54 of CTC’s current Bylaws to include the possibility of spin-off, transformation, dissolution, sale or extinction of CTC”. The Company will vote in favor of the amendment of the Article reading, as expressed above, and will be represented in said Meeting by its Operations Vice-President, Pedro Isamu Mizutani, bearer of the identity document (RG/SP) no. 11.350.830 and inscribed in the roll of individual taxpayers (CPF/MF) under number 023.236.298-08, representing the Company’s CEO, Marcos Marinho Lutz, who is travelling abroad and will not return until the aforementioned meeting.

7.          Closure: There being no further business on the agenda, the meeting was adjourned and these minutes were drawn up, read and registered in the Company’s records. São Paulo, April 27, 2010. Signatures: Rubens Ometto Silveira Mello - Chairman, Pedro Isamu Mizutani - Vice-Chairman, Burkhard Otto Cordes, Serge Varsano (by proxy Rubens Ometto silveira Mello), Marcelo Eduardo Martins, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Pedro Luiz Cerize, Marcelo de Souza Scarcela Portela – board members.

This is a free translation of the minutes drawn up in the Company’s Records.

São Paulo, April 27, 2010.

Augusto Assis Cruz Neto
 Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	May 5, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer